UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 2 September 2008

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Results of the invitations to members of the black public to subscribe for Sasol BEE ordinary shares in Sasol ("Sasol BEE Ordinary Shares") and ordinary shares in Sasol Inzalo ("Sasol Inzalo Ordinary Shares")

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration no.: 1979/003231/06)
Share code JSE: SOL   NYSE: SSL
ISIN: ZAE000006896   US8038663006
("Sasol")

Sasol Inzalo Public Limited
Incorporated in the Republic of South Africa
(Registration no.: 2007/030646/06)
("Sasol Inzalo")

RESULTS OF THE INVITATIONS TO MEMBERS OF THE BLACK PUBLIC TO
SUBSCRIBE FOR SASOL BEE ORDINARY SHARES IN SASOL ("SASOL BEE
ORDINARY SHARES") AND ORDINARY SHARES IN SASOL INZALO ("SASOL
INZALO ORDINARY SHARES")

1. Introduction

Sasol invited members of the black public to apply for up to 2
838 564 Sasol BEE ordinary shares ("Cash Invitation") in terms of
the prospectus dated 15 May 2008 issued by Sasol ("Cash
Invitation Prospectus"). Simultaneously, Sasol Inzalo, which at
the time was a wholly owned subsidiary of Sasol, invited members
of the black public to apply for up to 16 085 200 Sasol Inzalo
ordinary shares ("Funded Invitation") in terms of the prospectus
dated 15 May 2008 issued by Sasol Inzalo ("Funded Invitation
Prospectus"). The Cash Invitation Prospectus and the Funded
Invitation Prospectus are herein collectively referred to as "the
Prospectuses".

- Sasol and Sasol Inzalo are pleased to announce that:
- the Cash Invitation and the Funded Invitation (collectively,
  "the Invitations"), which were both a resounding success, were
  13% and more than 300% oversubscribed, respectively;
- approximately 300 000 applications were received in respect of
  both Invitations;
- applications from women and women's groups comprised 47% of
  the applications received;
- to the extent that applications were not accepted, refunds
  together with interest on such refunds, as described in more
  detail in paragraph 5 below, will be paid on 2 September 2008;
- Sasol BEE ordinary shares and Sasol Inzalo ordinary shares
  will be allotted and issued by Sasol and Sasol Inzalo,
  respectively, to successful applicants on 8 September 2008, to
  the extent that their applications were accepted; and

- information will be posted to all applicants on 2 September 2008 to inform them, inter alia, of the status of their applications, including, where applicable, the extent to which their applications were accepted and the number of shares that will be allotted and issued to them on 8 September 2008.

2. Results of the Invitations

A total of 2 838 564 Sasol BEE ordinary shares and 16 085 200 Sasol Inzalo ordinary shares were available for allocation to members of the black public. The results of the Invitations are summarised in the table below.

	Cash Invitation	Funded Invitation	Total
Number of applications received	76 715	222 659	299 374
Capital raised (R million)	1 270	2 116	3 386
Number of shares to be allotted and issued on 8 September 2008	2 838 564	16 085 200	18 923 764
Number of shares to be allotted and issued as a percentage of Sasol's issued capital	0,4%(1)	2,6%(1,2)	3,0%(1)

(1) Based on Sasol's issued share capital on 18 March 2008, before the implementation of Sasol Inzalo
(2) Based on the fact that in ten years' time the holders of the Sasol Inzalo ordinary shares could potentially hold up to one Sasol ordinary share for each Sasol Inzalo ordinary share issued, subject to the settlement of the outstanding amount of preference share and any other funding at that time

All applications were considered by Sasol and Sasol Inzalo, respectively, except for those referred to in paragraph 4. Unless the applications were disqualified for the reasons described in the Prospectuses, the applications were accepted, with effect from 2 September 2008, in full or in part, based on the principles described in paragraph 3 below. In this regard, information, will be posted to all applicants on 2 September 2008 to inform them, inter alia, of the status of their applications, including, where applicable, the extent to which their applications were accepted and the number of shares that will be allotted and issued to them on 8 September 2008.

3. Principles for the acceptance of applications for shares

To achieve a broad based shareholding of Sasol BEE ordinary shares and Sasol Inzalo ordinary shares, applications were accepted using a "bottom up" approach so as to prioritise the acceptance, in whole or in part, of applications for small numbers of shares over those for larger numbers of shares.

Applications for Sasol Inzalo ordinary shares and Sasol BEE ordinary shares, were accepted by Sasol Inzalo (as directed by Sasol in its sole discretion) and Sasol respectively, also having regard to factors such as the number of applications received and in the case of:

- a black person, whether such person is a black woman, disabled or unemployed;
- a black company, the percentage black women, disabled and unemployed participation and black ownership and control;
- a black entity, the percentage black ownership, beneficiaries, members or participants and black representatives and black women participation.

In addition, Sasol took account of the spread between black people and black groups when considering the acceptance of the allocations.

3.1 Basis of allocation in the Funded Invitation

Applicants in the Funded Invitation could apply for a minimum of 25 Sasol Inzalo ordinary shares for a subscription amount of R457,50. Applications for subscription amounts between R457,50 (25 Sasol Inzalo ordinary shares) and R915,00 (50 Sasol Inzalo ordinary shares), inclusive, were accepted in full, unless the applicant concerned was otherwise disqualified. Applications for subscription amounts in excess of R915,00 have been accepted as to 50 shares each and a percentage of the balance of the shares applied for, unless the applicant concerned was otherwise disqualified. On average the percentage by which the applications in excess of R915,00 have been accepted amounts to 11,3% of the balance of shares applied for. However, this percentage will differ from applicant to applicant based on the other factors that have been considered as described above.

In the Funded Invitation applications were accepted from women and women's groups which will result in the allotment and issue of 49% of the total number of Sasol Inzalo ordinary shares to them.

3.2 Basis of allocation in the Cash Invitation

Applicants in the Cash Invitation could apply for a minimum of 10 Sasol BEE ordinary shares for a subscription amount of R3 660,00. Applications for subscription amounts between R3 660,00 (10 Sasol BEE ordinary shares) and R18 300,00 (50 Sasol BEE Ordinary Shares), inclusive, were accepted in full, unless the applicant concerned was otherwise disqualified. Applications for subscription amounts in excess of R18 300,00 have been accepted as to 50 shares each and a percentage of the balance of the shares applied for, unless the applicant concerned was otherwise disqualified.

On average the percentage by which the applications in excess of R18 300,00 have been accepted amounts to 76,7% of the balance of the shares applied for. However, this percentage will differ from applicant to applicant based on the other factors that have been considered as described above. The average percentage for the Cash Invitation is much higher than that for the Funded Invitation because the Cash Invitation was only 13% oversubscribed compared to the more than 300% oversubscription of the Funded Invitation.

In the Cash Invitation applications were accepted from women and women's groups which will result in the allotment and issue of 40% of the total number of Sasol BEE ordinary shares to them.

4. Applications that have not yet been verified

A number of original application forms and supporting documents submitted by some applicants to the South African Post Office ("Post Office") have not yet reached the Post Office's central consolidation point, where verification is undertaken. The Post Office has electronically captured the information contained in the application forms and has paid all funds received in respect of these applications to Computershare Investor Services (Proprietary) Limited (Sasol and Sasol Inzalo's share administrators) who are holding these funds for and on behalf of the affected applicants. However, Sasol cannot consider these applications until it is in possession of the original signed application forms and supporting documents.

In order to expedite this process, the Post Office has been contacting the affected applicants urging them to return to the Post Office to complete duplicate application forms and to resubmit their supporting documents. A letter has been posted to affected applicants explaining the situation and providing them with a summary of the information that was captured by the Post Office.

These applicants are assured that Sasol and Sasol Inzalo will allot and issue sufficient shares (in respect of both Invitations) to the Sasol Inzalo Public Facilitation Trust (the "Trust") on 8 September 2008 on the basis that the Trust will be directed by Sasol to satisfy, in whole or in part, the applications of affected applicants, which are accepted by Sasol or which Sasol directs Sasol Inzalo to accept, in accordance with the principles described in paragraph 3 above. In the event of refunds being due to these applicants, the refund amounts together with interest calculated up to the day before the date of such refund will be paid to affected applicants as set out in paragraph 5.

The verification of applications that have not yet reached the Post Office's central consolidation point is of the utmost importance to Sasol and Sasol Inzalo.

Sasol and Sasol Inzalo are working with the Post Office to resolve this matter as quickly as possible, to the reasonable satisfaction of all.

5. Refunds

Refunds will be made in the following instances:
- if applications were not accepted in full, due to the oversubscription;
- if applicants withdrew their applications after the expiry of the 45 day period during which the applications were irrevocable; and
- if applicants were disqualified for any of the reasons described in the Prospectuses.

Refunds for the appropriate amount of money commenced on 1 September 2008 by electronic funds transfer into each affected applicant's specified transactional bank account and will continue on 2 September 2008, except for those applications that have not reached the central consolidation point of the Post Office as described in paragraph 4 above. Applicants bear the risk in respect of electronic funds transfers.

Interest, at a rate of 5% per annum for the first R1 million and 7% per annum for amounts in excess of R1 million, has been paid to affected applicants from the closing date of 9 July 2008 until 1 September 2008.

As detailed in the Prospectuses, refunds of less than R15,00 will not be made. Instead these amounts have been aggregated (amounting to R43 664) and will be donated to the following charitable organizations:
- The Red Cross Children's Hospital;
- World Vision South Africa;
- The AIDS Foundation of South Africa;
- Childline; and
- The Hospice Palliative Care Association.

6. Participation by Sasol and Sasol Inzalo directors and their associates
At the general meeting of Sasol shareholders held on 16 May 2008, shareholders inter alia approved the participation by named black Sasol directors in the Cash Invitation and the Funded Invitation. The approved maximum participation by black Sasol directors was stipulated in the Prospectuses. It was also indicated in the Prospectuses that the applications of such directors might be reduced in the event of an oversubscription.

Ms Mkhize applied in the Funded Invitation and Cash Invitation, but subsequently withdrew the Cash Invitation application made in her own name.

An associate (as defined in the Listings Requirements of the JSE Limited) of Ms Mkhize applied for 430 Sasol BEE ordinary shares in the Cash Invitation and that application was accepted in respect of 313 shares based on the principles described in paragraph 3.2 above.

Dr Gantsho did not submit an application to participate in the Cash Invitation. An associate of Mr Montsi (Mr Montsi resigned as a director of Sasol with effect from 1 August 2008) applied for 10 000 Sasol BEE ordinary shares and that application was accepted in respect of 9 655 shares based on the principles described in paragraph 3.2 above.

Ms Fakude and Dr Mokaba submitted applications to participate in both the Cash Invitation and the Funded Invitation, but applied to withdraw their applications. Dr Gantsho submitted an application to participate in the Funded Invitation and subsequently applied to withdraw the application.

The above revocation applications were accepted by Sasol after the 45 day period during which applications were irrevocable. Other applications for revocation of applications were treated in the same way.

Due to the oversubscription in the Funded Invitation, the applications of directors and their associates were not accepted in full. The acceptances of these applications were determined in accordance with the principles described in paragraph 3.1 above.

The table below sets out the maximum number of Sasol Inzalo ordinary shares which shareholders approved for allocation to directors, the actual number applied for by directors and/ or their associates and the extent to which their applications were accepted in the Funded Invitation:

Director or associate of director	Indication in Funded Invitation Prospectus regarding the number of Sasol Inzalo ordinary shares that would be applied for by director	Number of Sasol Inzalo ordinary shares applied for	Number of Sasol Inzalo ordinary shares in respect of which the applications were accepted
Associate of Thembalihle Hixonia Nyasulu	112 000	13 711	1 450
Kandimathie Christine Ramon (1)	273 200	230 050	31 004
Associate		70 050	9 470
Associate of Imogen Nonhlanhla Mkhize	130 000	138 097	18 626

Associate of Sam Montsi(2)	120 000	130 000	17 538

(1) Also a director of Sasol Inzalo
(2) Resigned as a Sasol director with effect from 1 August 2008

7. Welcome pack

The original share certificates issued in respect of the relevant shares to be allotted and issued to the successful applicants on 8 September 2008 pursuant to the Invitations, will be retained by the custodian appointed by Sasol, in respect of the Cash Invitation, and Sasol Inzalo, in respect of the Funded Invitation, to ensure compliance with the restrictions on disposal and encumbrances, if applicable, of Sasol BEE ordinary shares and Sasol Inzalo ordinary shares.

A welcome pack containing, inter alia, a welcome letter from the Chief Executive Officer of Sasol, proof of participation certificate and important shareholder information will be posted to all successful applicants. Letters have also been sent to unsuccessful applicants, those applicants who withdrew after the 45 day period during which the applications were irrevocable and those applicants whose signed application forms have not yet reached the Post Office's central consolidation point.

8. Underlying value of Sasol BEE ordinary shares and Sasol Inzalo ordinary shares

The intrinsic value of each Sasol BEE ordinary share and Sasol Inzalo ordinary share, calculated in accordance with the respective formulae set out in the Prospectuses, is available at www.sasol.com and will be updated on a monthly basis.

All applicants can call 0800 000 222 with any queries.

Rosebank
2 September 2008

Merchant bank and transaction sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Legal adviser
Edward Nathan Sonnenbergs Inc.

Sponsor
Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 September 2008

By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary